Exhibit 99.1

JD.com and Dada Announce Progress Update on Investment in Dada

Beijing, China, February 25, 2022 (GLOBE NEWSWIRE)––JD.com, Inc. (“JD.com”) (Nasdaq: JD; HKEx: 9618), a leading supply chain-based technology and service provider, and Dada Nexus Limited (“Dada”) (Nasdaq: Dada), China’s leading local on-demand delivery and retail platform, today jointly announced that JD.com’s investment in Dada has obtained all the requisite regulatory approvals. It is currently expected that this transaction will close by end of February 2022. Upon the closing of this transaction, Dada will issue to JD.com certain number of ordinary shares of Dada in consideration for US$546 million in cash and certain strategic resources from JD.com. JD.com will hold, taking into account its existing shareholding, approximately 52% of Dada’s issued and outstanding shares and expects to consolidate the financial results of Dada into its consolidated financial statements.

About JD.com

JD.com is a leading supply chain-based technology and service provider. JD.com’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. JD.com has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

About Dada

Dada is a leading platform of local on-demand retail and delivery in China. It operates JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada Now, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. Dada’s two platforms are inter-connected and mutually beneficial. The Dada Now platform enables improved delivery experience for participants on the JDDJ platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure. Meanwhile, the vast volume of on-demand delivery orders from the JDDJ platform increases order volume and density for the Dada Now platform.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. All information provided herein is as of the date of this announcement, and neither JD.com nor Dada undertakes any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

JD.com

Investor Relations

Ms. Ruiyu Li

+86 (10) 8912-6805

E-mail: IR@JD.com

Dada Nexus Limited

Investor Relations

Ms. Caroline Dong

E-mail: ir@imdada.cn

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